

EPEC - JAMES F.C. HYDE SORGHO WHISKEY

2019 Report

Dear investors,

We continued to make progress in 2019. We introduced two new James FC Hyde Whiskeys, a blended rye and our flagship Bottled in Bond, 4 years old, 100 proof Sorgho Whiskey. We also began to compete in the private barrel select market. We made remarkable progress in Texas with national super chain Total Wine and More. By the end of 2019 we had all three whiskeys in all 36 (and counting) TWM Texas stores. Our gold medal winning award Bottled in Bond Sorgho Whiskey was accepted into TWM's exclusive barrel select program and its Spirits Direct program. On the disappointment side, some of our smaller distributors under performed in their markets and are being discontinued. And a top priority goal for 2019 was to gain institutional investor support. We closed 2019 still seeking, but material progress is being made in 2020. Expect an update soon.

We need your help!

Continue to do what they've been doing. Investing additional capital when they can, and being loyal customers and brand advocates.

Investors fortunate enough to live in the great state of Texas, can help even more. That's because we've made great progress with Total Wine statewide. All 3 of our whiskeys are now carried in every Texas store.

Getting James FC Hyde pulled off the shelf in all Total Wines is a top strategic goal for 20202. Purchasing and encouraging friends and family to purchase from Total Wine will be a big boost.

Sincerely,

Steve Vanechanos
Executive Chairman of the Board

Brian Van Flandern
Board of Directors - Strategic Industry Relations

James Hyde
Vice Chairman of the Board

Ron Miller
Co-Vice Chairman

Glenn Pohs

Our Mission

To pioneer a new category of American whiskey that rivals bourbon and rye. We believe sorghum will revolutionize the liquor industry, and we plan to lead the charge. Our team is led by a world renowned mixologist and business executives who have built multi-million dollar businesses. Sorgho Whiskey is already distributing in 10 states, including the 4 largest US spirits markets of CA, TX, FL and NY, and we're planning to launch in 3 more major states this year.

See our full profile

How did we do this year?

Report Card

B+

The Good

- Launched two new whiskeys, both with a sorghum whiskey attribute
- Our James FC Hyde Blended Rye, MGP Rye 95 blended with Sorgho and
- Our James FC Hyde Bottled in Bond Sorgho Whiskey - won gold model at SF World Spirits competition

The Bad

- Some of our smaller distributors failed to gain traction in their various state markets
- As a result of reducing our under performing distributors, sales of our James FC Hyde Whiskeys under grew less than anticipated.
- Our capital raising performance continues to be a drag on our progress

2019 At a Glance

January 1 to December 31

$143,580 +91%
Revenue

-$441,483
Net Loss

$1,050,330 [7%]
Short Term Debt

$270,365
Raised in 2019

$427
Cash on Hand

INCOME BALANCE NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Sorghum is the primary ingredient of history's oldest and most popular spirit, Chinese Baijiu, and now we're using it to make a brand new type of American whiskey the world has never tasted. James F.C. Hyde Sorgho® Whiskey's unique combination of flavor and aroma notes delight the palate, whether neat, on the rocks, in classic cocktails like a Manhattan or to inspire new world class cocktails. But don't just take our word for it–The Whiskey Wash gave us a 5/5 rating, a best in category.

To pioneer a new category of American whiskey that rivals bourbon and rye. We believe sorghum will revolutionize the liquor industry, and we plan to lead the charge. Our team is led by a world renowned mixologist and business executives who have built multi-million dollar businesses. Sorgho Whiskey is already distributing in 10 states, including the 4 largest US spirits markets of CA, TX, FL and NY, and we're planning to launch in 3 more major states this year.

Milestones

Epec Holdings, Inc. (f/k/a Epec Biofuels Holdings, Inc.) was incorporated in the State of Florida in October 2008.

Since then, we have:

- Over $3.0 million invested from over 1,000 investors in nearly a decade to get to this point in our development.
- Distribution in 10 U.S. test market states has been reduced to focused effort on 3 spirits markets of TX, NJ and NY.
- Case volume of James FC Hyde Whiskeys in 2019 was 70% higher than in 2018.
- A Reg CF offering raised over $130,000 in early 2019.
- A Secured Debt offering raised over $150,000 in 2019
- Partnerships with America's sorghum growers. including National Sorghum Producers and United Sorghum Checkoff Program

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2019, the Company had revenues of $143,580 compared to the year ended December 31, 2018, when the Company had revenues of $75,319. Our gross margin was 54.08% in fiscal year 2019, compared to 45.64% in 2018.
- *Assets.* As of December 31, 2019, the Company had total assets of $1,079,937, including $427 in cash. As of December 31, 2018, the Company had $1,144,183 in total assets, including $60,858 in cash.
- *Net Loss.* The Company has had net losses of $441,483 and net losses of $639,500 for the fiscal years ended December 31, 2019 and December 31, 2018, respectively.
- *Liabilities.* The Company's liabilities totaled $1,200,330 for the fiscal year ended December 31, 2019 and $1,127,321 for the fiscal year ended December 31, 2018.

Liquidity & Capital Resources

To-date, the company has been financed with $1,768,775 in equity and $756,109 in convertibles.

We will likely require additional financing in order to perform operations over the lifetime of the Company. We plan to raise capital within 3 months conducting a Reg D offering with a recently hired investment banker Aeon Capital of Middletown NJ. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of $1,000,000 in securities offered in our planned Reg D offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Epec Holdings, Inc. (f/k/a Epec Biofuels Holdings, Inc.) cash in hand is $427, as of December 2019. Over the last three months, revenues have averaged $20,000/month, cost of goods sold has averaged $8,000/month, and operational expenses have averaged $20,000/month, for an average burn rate of $8,000 per month. Our intent is to be profitable in 18 months.

In early 2019 raised approximately $135,000 with a RegCF. Raised an addition $150,000+ in secured convertible loan.

We expect revenues to continue to climb and expenses to increase but at a slower pace resulting in greater contribution margin and lower cash burn rate. However as sales grow, barreled inventory must age in advance of sales so its maturity coincides with increases in demand.

We've raised approx. $3.0 million since 2010 of which approx $850K was through reg CF crowdfunding and the remainder was Reg D private placements.

Principals have been making contributing capital when necessary. In early 2020 we've engaged an investment banker to assist us with capital raising with our goal to raise up to $1,000,000.

Net Margin: -307% **Gross Margin: 54%** **Return on Assets: -41%** **Earnings per Share: -$3,709.94**

Revenue per Employee: $143,580 **Cash to Assets: 0%** **Revenue to Receivables: 425%** **Debt Ratio: 111%**

2019IncomeStatement.pdf

2019balancesheet.pdf

EPEC_Holdings_Inc_12-31-18_and_17_unaudited_Income_Statement.pdf

EPEC_Holdings_Inc_12-31-18_and_17_unaudited_Balance_sheet.pdf

We ❤ Our 413 Investors

Thank You For Believing In Us

Barnaby Zelman
Brian Manley
Bill Combes
Elliott Bailey
James Mallard
Harold Albaugh
Brandon Marcus
Gregory Hohertz
Frank Palazzolo
Daniel Adrian Manriquez
Erick G Suarez Nunez
Ed Watson
Jason Smalls
David Friedman
David Marino
Andrew Bushnell
Michael J LaBombard
Corbett Kroehler
Dante Parisi
Paul Madsen
Xavier Wilkins
Catherine Okekenta
Monica Liberatore
John Zambrowicz
Dale G. Macgregor
James English
Daniel Trunfio
Alan KESLER
Danielle Malo
Gary Scheff
Helene Stang
Maury Radin
Tan Quan Nguyen
Mary Perry
Thomas Coppola
David Thomas
Akash Jain
Jesse D Hebert
Kenneth DePaul
Kishore GADHIRAJU
Edw Ard Dienes
Daniel Sebastian Deckner
Anthony Bradford
Ron Nelson
Jason FIELD
Brian Augenstein
Jonathan Patronik
James Howard
Eric LUFFMAN
Holly S Streight
Mikal Boyd

Craig Vom Lehn
Sandra Torres
Christopher Khan
Eric Hawthorne
Peter Lyle
Matthew C Devall
Harshad Joshi
Hiram Davis
Ryan Vet
Herbert Pagan
Christopher Greenstein
Mark Vicere
Steven Hildebrand
Laura N Di Mauro
Levan Nadirashvili
Jenifer Jones-Barbato
Donna W Roch
Michael Timchenko
Scott Seeber
Clint Conner
Guy Rabuck
Kenneth Van Rye
Steven Burns
Monica Liberatore
Keith Watson
Nancy Pittson
Kelly MacLean
Sal Martorano
James Martin
Russell Larocque
Edward Cooper
Brian Hamilton
Richard Chapple
Michael DeLaMater
Sanjeev Munjal
Richard McKenna
Margaret Riggall
Eaton Baptiste
Joe Ferguson
Matthew J Fleissig
Yonasan Schwartz
Rex McKee
Jeffrey Nease
Philip Daly
Thomas Wuchter
Thomas Russell
Sanford Goldman
Dan Wallen
Antonio Santiago Ades
Andres Campillo
William Conklin

Matthew T Sorensen
Robert Allen
David Dupuy
Craig Winfree
Lyle Notice
Tony Casha
Jagadeesh Tangudu
Carlos Manuel Rebolledo
Robert Bleiler
Eric N Ford
Doug Price
Zak Siddons
Charles Chew
Ty Ternet
James Brian Degler
Uthman Salaam
Jason Horner
Guy Rabuck
Douglas L. Hall
James M. Graham
Frances Grimes
Kathleen Noble
Alexander Donnelly
John Danesi
Thomas Patterson
Adam Shapley
H. Wyatt Hanna, III
Christopher McCarthy
Brian J. Mccormick
Kevin Beck
Gareth Ujvarosy
Heng Ying Chu
Bridget Gribb
Stephan Edwards
Michael Lutz
Harris Tracy
John Gluth
Bennett Hlavac
Dick Boling
El Mahdi
Melvin Strecker
Ian Nowland
Jan Doe
Robert John Eldridge
Harvey Miller
John French
Regan D Wood
Scott Parish
Sanjeev Munjal
Thomas G Leahy
Michael Henderson

Steven Gregorich
Jonathan Echavarria
Martin Tarr
Herbert Pagan
James O'Mahony
Chad Hayes
Jaclyn Lenee Anderson
Andre Harrell
James N. P. O'Brien
Andrea Gardner-Bixler
Frank Palazzolo
John Christopher Lockwo...
Michael Warden
Max Williams
Deepak Patro
Matt Higgins
Jennifer Herald
Rick Woodham
Turner Monroe
Sylvia Martin
John Danesi
Ken Rogers
Alan J Setneska
Richard Hunt
John Zambrowicz
Timothy Pittson
Brandon Spoon
Randall W Hudson
D Charles Brugger
Richard Pagel
Steve Brady
Barbara Parris
Daniel Soloway
Jonathan Smith
Lydia Walker
Jason Zunger
Lawrence Mezoe
Wade Anderson
Robert D Nock
Chris McCarthy
Ben Dowell
Randy Brown
Edward Knoch
Jesse D Hebert
Anthony Marini
Greg Sterner
Dustin Starbuck
Ilana J. Drummond
William Trozera
Troy L Boyce
Jon Longworth

Heather Snepenger
Brock Freeman
Andrew W
Kevin Maley
Michael S. Grogan
Longkill Group LLC
Anthony Jensen
Alexander Clarence McInt...
Gregory Bell
Johnson Hor
Andrea Gardner-Bixler
Stephanie Perkins
Anne Throop Johnson
Sabu Nadarajan
Jonas Brandal
Tom Hancock
Jorge Larrauri
David S Waddell
Natalie Lloyd
Robert Good
Alan Bullington
Justin Davis
Morris Gelman
Mohammed S Rais
Lucas JONES
Bryant White
Colin Serling
Patrick Fowler
Kyle Francis
Joe Linduska
James Rock
Kody Bartz
Kelly Dupree
Jason Hardin
Sean Quigley
Fearghal Reid
John F Wallace
Richard Lariviere
Kimberly Unger
Casey MacGuire
Gil Schwarz
Zachary Katseres
Midhat Qidwai
Chris Cole
Tia L A Brown
Bryant White
Jesse D Hebert
Brian Hamilton
Christopher D. Lee
Sean Murphy
Josue Torres-Bosch

Steve R Hyzny
Christian Abapo
Tanner Oman
Jay Werner
Brian Inglis
John Richard Wise
Christian Abapo
Kim Leftwich
Paul Gramm
Nakia L. Baker
Michael Liguori
Nicole McElhaney
Trasey Green
Stan Kitux Swetzof
Hoa Dang
Zachary Marcotte
Rick Woodham
Jeff Downs
Frances Grimes
Casey Bales
Kevin Johnston
Abbasi Ujjainwala
John SABO
Stephen Bittner
David Windsor
Derrick Burson
Sergio R AMOEDO
Jonathan Stout
Kim Goodwater Bedoya
Nick Kuzmyak
Helen Rock
Scott Parish
Robert Weiner
Chris Bohrer
David B. Schmier
Lance Rogers
Cameron McCord
Nina Pescatore
Matthew Sher
Richard Kessler
Terrence Cowman
Vernon Flax
Brent Palman
Donald V Stitz
Patrice Markulics
Joan Rosenbower
Karen Rose
Jay Moya
Kishorsinh Gohil
Gaurav Komera
Raymund Padilla

David McAnally
Nick Melber
Eric N Ford
Christopher Greenstein
Roland Rick Perry
Gordon Gurule
Brock Freeman
Gordon Gurule
Garen Corbett
Stephanie Jecusco
Lorissa DeLaet
Bobby Buff
James Edward Rock Jr.
Trudi Pinkerton Zeiler
Michael Bauermeister
Brian Reams
Andrew Bushnell
David Burman
Shane McEwen
Clinton Conner
Gregg Johnson
John M. Martinez
Catherine Tran
Douglas Drake
Nezam T Nikoo
Jennifer Pace
Everett Lucas
Tony Folino
Loretta Alves
Joan Rosenbower
Matthew Allan Palmer
Joseph Shield
Manish Majithia
Benjamin Murphy
Kevin McAlpin
Jeremy Buse
Irving Adler
Shawn McGee
Steve Braverman
Danilo R Barile
Rosario Silva
Veronica Laguna
Madeline Jannicelli
Nathan Hoernke
Jerold Swarbrick
Karen Vanechanos
Johnny Tips
John Denza
Scott Davidson
R. Z. Schaper
Leon Dusoe

Kanu Patel
Alan KESLER
Jesse D Hebert
Scot Baldwin
Naina K Dhaurali
Timothy Pittson
Cameron Razi
Jason Bryant

Vikash Kumar
Tim Gargiulo
Daniel Soloway
Michael Assouline
Tristan Carlson
Delbert M. Davis
Martin De Venuta
Scott A Herberg

Shaun Hyland
Matthew VanPelt
Thomas G Leahy
Matthew D HOGUE
Sherri Franceschini
John W Adams
David Byrd
Loree Longoria

Derek Bolthausen
Basil Fraser
Emerick Torres
Nina Pescatore
Prasad Alapati
Mike LOHN
Charles T Housholder
Jesse D Hebert

Bryant White
Darren Monaghan
Sharon Grant
Jonathan Patronik
Jamal Narcisse
Jeffrey Rapp
Curt Carey
Jesse D Hebert

David Troxell
Tim J Barker
Libat Hoffmann
Charles Hardesty
Christopher Yenter
Paul Draper
David Lerner
Brenda Prance

Geoffrey OLLWERTHER
Joseph H Losada
Loree Longoria
Mark Davies
Joan Rosenbower
Ron Nelson
David Wimmer
Alan KESLER

Thank You!

From the Epec - James F.C. Hyde Sorgho Whiskey Team



Steve Vanechanos
Executive Chairman of the Board



Brian Van Flandern
Board of Directors - Strategic Industry Relations



James Hyde
Vice Chairman of the Board



Ron Miller
Co-Vice Chairman



Glenn Pohs



Jim Salzano
Publicity Director



Steven Heller
Corporate Secretary



Jeff Griffith
Creative Director



Steven Relis
Chief Financial Officer

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
James R. Hyde	Co-Vice Chairman of the Board @ Senior Director of Intercontinental Exchange	2010
Steven Vanechanos	Executive Chairman @ Epec Holdings Inc	2009
Glenn Pohs	Director @ Managing Partner of Pohs Capital, LLC	2012
Brian Van Flandern	Director @ Author	2014

Officers

OFFICER	TITLE	JOINED
Ron Miller	CEO, President, Co-Vice Chairman	2011
Steven Vanechanos	Executive Chairman	2009
Steven Relis	CFO and Treasurer	2008
Steven W. Heller	Secretary	2008

Voting Power

No one has over 20% voting power.

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
10/2009	$417,500		Section 4(a)(2)
06/2012	$370,000		Section 4(a)(2)
03/2017	$356,275		Section 4(a)(2)
10/2009	$25,000		Section 4(a)(2)
02/2012	$600,000		Section 4(a)(2)
07/2018	$53,500		Regulation D, Rule 506(b)
11/2018	$182,600		Regulation Crowdfunding
04/2018	$297,550		Regulation Crowdfunding
04/2019	$135,000		Regulation Crowdfunding

The use of proceeds is to fund general operations.

Convertible Notes Outstanding

ISSUED	AMOUNT	INTEREST	DISCOUNT	VALUATION CAP	MATURITY
04/30/2018	$297,550	3.0%	0.0%	$4,812,500	04/30/2019
07/31/2018	$53,500	3.0%	0.0%	$4,500,000	08/01/2020
11/30/2018	$182,600	3.0%	0.0%	$5,750,000	11/30/2018
04/30/2019	$135,000	6.0%	0.0%	$6,500,000	04/30/2021

Outstanding Debts

None.

Related Party Transactions

On August 12, 2015, one of the Company's directors, Glenn Pohs advanced $25,000 to pay for various activities of the Company. Such amounts are payable upon demand and accrue interest at 10% per annum. As of December 31, 2017 accrued and unpaid interest totaled $5,966.

As a result of the loan the Company agreed to extend the expiration date and reduce the strike price of approximately 700,000 warrants. The expiration date was extended to Dec 31, 2020 and the strike price was reduced to $.05 / share.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Shadow Common B	20,000,000	13,781,399	No
Preferred	5,000,000	0	No
Common A	200,000,000	106,389,725	Yes

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	0
Options:	0

Risks

The Company is a party in a dispute with a former Jersey Artisan vendor. A suit has been filed in a county court.

The Company is a party in a dispute with a former partner in Jersey Artisan. No suit has been filed.

The Company believes the claims are without merit, has retained counsel and is vigorously defending against the claims.

Steven W. Heller is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Brian Van Flandern is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Although our financial statements have been prepared on a going concern basis, we must raise additional capital to fund our operations in order to continue as a going concern. Artesian CPA, LLC, our independent registered public accounting firm for the fiscal year ended December 31, 2017, has included an explanatory paragraph in their opinion that accompanies our reviewed consolidated financial statements as of and for the year ended December 31, 2017 and 2016, indicating that our current liquidity position raises substantial doubt about our ability to continue as a going concern. Our ability to remain in business is reliant on either generating sufficient cash flows, raising additional equity or debt capital, or likely a combination of the two. Even if targeted funds are raised, it is likely that we will need to raise additional funds in the near future and we cannot provide any assurance that we will be successful in doing so.

Although dependent on certain key personnel, we do not have any key man life insurance policies on such persons and does not intend to obtain such insurance in the near future. The Company is dependent upon our founders, executives, and key employees in order to conduct its operations and execute its business plan. In particular, we rely on the skills and expertise of our Master Distiller, Brant Braue, whom we believe is one of the most experienced distillers of sorghum molasses in the world, and his knowledge of our business and industry would be difficult to replace. If Mr. Braue, or one of our other founders, executive officers or significant employees terminates their relationship with the Company, we may not be able to replace their expertise, fully integrate new personnel or replicate the prior working relationships, and the loss of their services might significantly delay or prevent the achievement of our business objectives. Further, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disabilities. Therefore, in the event of death or disability of key persons, the Company will not receive any compensation and the loss of their services will negatively affect the Company and its operation.

The offering materials may include forward looking statements but there can be no assurance that the results and events contemplated by forward-looking statements will, in fact, transpire. Forward-looking statements can be identified by use of terminology such as "believe," "hope," "may," "anticipate," "should," "intend," "plan," "will," "expect," "estimate," "project," "positioned," "strategy" and similar expressions. You should be aware that these forward-looking statements are subject to risks and uncertainties that are beyond the Company's control. Actual results could differ significantly from these forward-looking statements. In light of these risks and uncertainties, there can be no assurance that the results and events contemplated by the forward-looking statements contained in offering materials will in fact transpire. You are cautioned to not place undue reliance on these forward-looking statements. Investing in startups companies is highly speculative (risky). The following is not intended to be a comprehensive list nor a substitute for discussing the risks of specific investment opportunities with your professional advisors, including your legal, tax and financial advisors. We also encourage you to read the Securities and Exchange Commission's Investor Bulletin which provides important information to investors interested in investing in crowdfunding offerings SEC Investor Bulletin: Crowdfunding YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT WITHOUT A CHANGE IN YOUR LIFESTYLE.

The price of the securities and other terms of the offering have been arbitrarily determined by the Company. The offering price for the Securities has been determined solely and arbitrarily by the Company. No independent studies with respect to feasibility, management or marketing by a disinterested person have been considered in determining the Company's capital requirements or plans of operations. Therefore, there can be no assurance that the capital raised will be adequate for the execution of our business plan and the other objectives of the Company or that additional capital will not be required in the future. The price at which you purchase the Securities may not be indicative of the value of our Company. You may be unable to sell your Securities at or above your purchase price, which may result in substantial losses to you and which may include the complete loss of your investment. Without a public market, the value of the Company and the value of the Securities may fluctuate significantly in the future. The trading price, if any, of the securities upon conversion to equity that may prevail in any market that may develop in the future, for which there can be no assurance, may be higher or lower than the price you pay. Any of the risks described herein, or otherwise, could have a material adverse effect on our sales and profitability and the value of our common stock. In addition, economic conditions around the world and especially the United States as a whole, could have a negative impact on our results of operations. Accordingly, any inaccuracy in forecasting anticipated revenues and expenses could adversely affect our business. The failure to receive anticipated orders or to complete delivery in any period could adversely affect our results of operations for that period. Quarterly results are not necessarily indicative of future performance for any particular period and we may not experience revenue growth or profitability on a quarterly or an annual basis.

Our failure to protect our trademarks and trade secrets could compromise our competitive position and decrease the value of our brand portfolio. Our business and prospects depend, in part, on our ability to develop favorable consumer recognition of our brands and trademarks. Although we apply for registration of our brands and trademarks, they could be imitated in ways that we cannot prevent. Also, we rely on trade secrets and proprietary know-how, concepts and formulas. Our methods of protecting this information may not be adequate. Moreover, we may face claims of misappropriation or infringement of third parties' rights that could interfere with our use of this information. Defending these claims may be costly and, if unsuccessful, may prevent us from continuing to use this proprietary information in the future and result in a judgment or monetary damages being levied against us. We do not maintain non-competition agreements with all of our key personnel or with some of our key suppliers. If competitors independently develop or otherwise obtain access to our trade secrets, proprietary know-how or recipes, the appeal, and thus the value of our brand portfolio could be reduced, negatively impacting our sales and growth potential.

Ron Miller is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

James R. Hyde is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Glenn Pohs is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Steven Relis is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

We are offering Convertible Notes and not direct equity interests in the Company. The Convertible Notes will convert into equity securities in the event that the Company: 1) sells Equity to outside investors where we raise at least $1 Million; 2) we sell all the company's assets, merge with another company or are taken over by another company; 3) the Convertible Note's Maturity Date is realized; or 4) initial public offering. This means that investors will have to wait until a conversion event occurs to know what size stake they have in the company, or what its value might be as assessed by outside investors.

We depend on a third-party suppliers to maintain the quality and cost of our products, including Sorgho Whiskey®. Jersey Artisan Distillery (the "Distillery"), a subsidiary of Epec Holdings, is dependent on third-party suppliers for key ingredients such as Sorghum Syrup, packaging materials and production inputs, and its use of natural ingredients exposes it to weather and crop reliability. In addition, since the Distillery's production relies on the use of agricultural products, many outside factors, including weather conditions, farmers' rotation of crops, pests, government regulations and legislation affecting agriculture, could affect quality, price and supply. Our product is also exposed to the quality of the crops of agricultural products each year, and significant failure of a crop would adversely affect its costs. Further, if suppliers increase their prices, we may not have alternative sources of supply and may not be able to raise the prices of our products to cover all or even a portion of the increased costs. Any termination or an adverse change in the terms of these supplier relationships could have a negative impact on our business.

The Company is a holding company with limited operating history. We may never successfully execute our business plan and, as a result, you will lose your entire investment amount. Epec is a holding company whose subsidiaries are early stage companies with limited operating history. To date, our primary focus has been on strategic investments in the sorghum supply chain. We recently entered the market for alcohol beverages with a new product, Sorgho Whiskey®. In doing so, we may fail to successfully market and promote our business, develop our products or manage growth. Successfully marketing and promoting our product is a complex and uncertain process, dependent on the efforts of management, outside consultants and general economic conditions, among other things. Accordingly, you should consider the Company's prospects in light of the costs, uncertainties, delays and difficulties frequently encountered by companies in the early stages of development. Investors should carefully consider the risks and uncertainties that a new company with little or no operating history will face. In particular, potential investors should consider that there is a significant risk that we will not be able to: (i) implement or execute our current business plan, or our business plan is sound; (ii) maintain our anticipated management and advisory team; (iii) raise sufficient funds in the capital markets to effectuate our business plan; (iv) control the costs of growing the business; and/or (v) attract, enter into or maintain contracts with, vendors, suppliers, and distributors. If we cannot execute any one of the foregoing, our business may fail, in which case you would lose the entire amount of your investment in the Company.

The Company has limited operating history upon which you can base your investment decision. We are an early stage venture and therefore has a limited history of performance, financials and experience managing growth for you to base your investment decisions. Our ability to generate sufficient revenue will depend upon whether we can further develop and commercialize our current products and make the transition from a start-up to an operating company. The Company's assumptions and expectations regarding our ability to market our services and products, develop our technology and compete with large competitors may be incorrect and as such we may have difficulty growing the Company.

Our business is highly competitive. Competition presents an ongoing threat to the success of our business. Many factors may prevent us from competing successfully. We compete on the basis of product taste, quality and composition, brand image, price, service, and ability to innovate in response to consumer preferences. The global spirits industry is highly competitive and is dominated by several large, well-funded international companies. It is possible that our competitors may either respond to industry conditions or consumer trends more rapidly or effectively or resort to price competition to sustain market share, which could adversely affect our sales and profitability. We will be competing with many large, entrenched producers who are resistant to change and new entrants into the market. Many of our competitors have established market acceptance and have far greater financial resources, experience, proven operating histories and larger staffs than we do. Our competitors may develop products that are similar to ours or that achieve greater market acceptance, may undertake more far-reaching and successful product development efforts or marketing campaigns, or may adopt more aggressive pricing policies. We expect to face strong competition from both well-established spirits companies and small, independent producers.

There is no public trading market for the Securities and none may develop. There is no public or private market for the Securities or for any other securities we may issue and there can be no assurance that any such market would ever develop. There is, therefore, no assurance that the Securities can be resold at all, or near the offering price. Each Purchaser will be required to represent that he or she is acquiring such Securities for investment and not with a view to distribution or resale, that he or she understands that the Securities are not freely transferable and, in any event, that he or she must bear the economic risk of an investment in the Securities for an indefinite period of time because the Securities have not been registered under the Act or applicable state securities laws. The Securities cannot be resold unless they are subsequently registered or an exemption from registration is available.

Our business is subject to many regulations and noncompliance is costly. The production, marketing and sale of alcoholic beverage products, including contents, labels and packaging, are subject to the rules and regulations of various federal, provincial, state and local health agencies. If a regulatory authority finds that a current or future product or production run is not in compliance with any of these regulations, our operating partners may be fined, or production may be stopped, thus adversely affecting our financial conditions and operations. Further, any legal or regulatory actions relating to the Company or its operating partners' current or past business operations, including employee actions, licensing, disclosure, sales practices, regulatory compliance and compensation agreements, tax liabilities, or governmental or administrative investigations and proceedings in the context of the Company's regulated sectors of activity, could materially adversely affect our results of operations and financial conditions. Any adverse publicity associated with any noncompliance may further damage our reputation and our ability to successfully market our products. Furthermore, the rules and regulations are subject to change from time to time and while we closely monitor developments in this area, we have no way of anticipating whether changes in these rules and regulations will impact our business adversely. Additional or revised regulatory requirements, whether labeling, environmental, tax or otherwise, could have a material adverse effect on our financial condition and results of operations.

Securities with superior rights may be offered in the future. In the future, it is likely that the Company will issue securities with rights superior to those associated with the securities purchased in the current round of funding. Those rights could include, but will not necessarily be limited to, the right to receive dividends, the right to participate in management, the right to receive preferential distributions on the sale of the Company, the right to be protected from dilution, and preemptive rights.

Nevada Market Development Tethered to Untested Device A substantial portion of present and future sales in the critically important Nevada market are tethered to a coffee dripping device being used as a James FC Hyde Sorgho Whiskey cocktail mixer capable of making a practical and consistent quality Old Fashioned (or other whiskey cocktails). We have limited experience with the device with but a single successful deployment with it. Should the device be unable to function as we anticipate, it will have an adverse effect on Southern Glazer's Wine and Spirits in Nevada.

The Company's obligations pursuant to future debt obligations could impair its liquidity and financial condition. The Company will require additional financings and may incur substantial debt in the future to fund all or part of its capital requirements. Any future debt obligations would impact our ability to satisfy our other obligations, execute our business plan, and raise additional working capital, if needed. As a result, we would be more vulnerable in the event of a downturn in our business prospects and have limited ability to react to changes in the Company's industry. Further, we could be forced, in the event we were to default under any such loan agreement subjecting our assets to foreclosure, to seek protection under bankruptcy laws, which could harm our future operations and overall financial condition.

Substantial disruption to production at our manufacturing and distribution facilities could occur. A disruption in production at the Distillery's manufacturing facility, or a disruption at the facilities of the Distillery's suppliers or distributors, some of whom may also be Affiliates to the Company, could adversely affect the Distillery's business, results of operations and financial condition. A disruption could occur for many reasons, including fire, natural disasters, weather, water scarcity, manufacturing problems, disease, strikes, transportation or supply interruption, government regulation, cybersecurity attacks or terrorism. Alternative facilities with sufficient capacity or capabilities may not be available, may cost substantially more or may take a significant time to start production, each of which could negatively affect the Distillery's business, results of operations and financial condition.

The Distillery is subject to governmental regulations affecting distilleries and tasting rooms. Federal, state and local laws and regulations govern the production, distribution, and sale of spirits, including permitting, licensing, trade practices, labeling, advertising and marketing, distributor relationships, and various other matters. To operate its production facilities, the Distillery must obtain and maintain numerous permits, licenses and approvals from various governmental agencies, including the Alcohol and Tobacco Tax and Trade Bureau, the Food and Drug Administration, state alcohol regulatory agencies and state and federal environmental agencies. A variety of federal, state and local governmental authorities also levy various taxes, license fees and other similar charges and may require bonds to ensure compliance with applicable laws and regulations. The Distillery's tasting room is subject to alcohol beverage control regulations that require the Distillery to maintain a license that may be revoked or suspended for cause at any time. These alcohol beverage control regulations relate to numerous aspects of daily operations of Distillery's tasting room, including minimum age of patrons and employees, hours of operation, advertising, trade practices, inventory control and handling, storage and dispensing of alcohol beverages. Noncompliance with such laws and regulations may result in revocation of the applicable license or permit (thereby restricting the Distillery's ability to conduct business), assessment of additional taxes, interest and penalties, or the imposition of significant fines.

We have a name and logo that are not well known. Our distributor's ability to sell our brand depends on the ready acceptance by the consuming public of a trade/brand name and logo of a new spirit category–Sorgho Whiskey®. Further, any products or brands we may develop in the future are unlikely to have established extensive recognition. Competitors have developed well-known trade/brand names and logos that have, and may continue to have, superior recognition in the relevant marketplace. There can be no assurance that our product will be well received by the consuming public and relevant markets.

We depend on our independent wholesale distributors to distribute our products. The failure or inability of any of our distributors to adequately distribute our products within their territories could harm our sales and result in a decline in our results of operations. We are required by law to use state-licensed distributors or, in certain states known as "control states," state-owned agencies performing this function, to sell our products to retail outlets, including liquor stores, bars, restaurants and national chains in the U.S. We have established relationships for our brands with a limited number of wholesale distributors; however, failure to maintain those relationships could significantly and adversely affect our business, sales and growth. We currently distribute our products in Florida, New York, New Jersey, Kansas, Massachusetts, California, Texas, Illinois, Nevada and Wyoming. If we fail to develop and maintain good relations with distributors, our products could in some instances be frozen out of one or more markets entirely. The ultimate success of our products also depends in large part on our distributors' ability and desire to distribute our products to our desired U.S. target markets, as we rely significantly on them for product placement and retail store penetration. In addition, all of our distributors also distribute competitive brands and product lines. We cannot assure you that our U.S. alcohol distributors will continue to purchase our products, commit sufficient time and resources to promote and market our brands and product lines or that they can or will sell them to our desired or targeted markets. If they do not, our sales will be harmed, resulting in a decline in our results of operations.

Negative events in the crowdfunding industry may subject the Company to reputational harm, or increased regulatory oversight, increasing the risk of financial liability and additional compliance requirements resulting from adverse regulatory actions. Any highly-publicized events or regulatory inquiries concerning potential fraudulent offerings or other schemes designed to harm investors through crowdfunding can be expected to result in negative publicity for crowdfunded companies, increased scrutiny and oversight of companies that avail themselves of the crowdfunding exemption, as well as potential new rules and regulations. This may make it more difficult to succeed with the Company's business plan or attract new investors and may result in an increase in operational and compliance costs or otherwise limit the Company's ability to engage in certain activities. We may also be adversely affected as a result of new or revised legislation or regulations imposed by the Securities and Exchange Commission, other U.S. governmental regulatory authorities, the Financial Industry Regulatory Authority or other self-regulatory organizations that supervise the financial markets in general. This could impact our ability to conduct its business with third parties, obtain future financing and could decrease the pool of potential investors seeking to participate in any future crowdfunding offerings.

The Company has the right to extend the Offering deadline. The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

The Securities are being offered pursuant to certain exemptions from registration for crowdfunding transactions and if any of the requirements for the exemption are violated, the Company and the investors may become subject to liability under the Securities Act of 1933, as amended, and other federal and state securities laws. The Securities are being offered pursuant to an exemption from registration, which is available for crowdfunded offerings. Specifically, issuers may only sell up to approximately $1 million worth of securities within a twelve-month period. Investors in a crowdfunding offering may invest no more than their individually permitted amount within a twelve-month period. In order to avail itself of the exemption from registration, the Company must also sell the Securities through a qualified broker or funding portal. If any of the conditions for the exemption are violated, the Investors and Company may have exposure to liability under federal and state securities laws.

There is uncertainty about the Jumpstart Our Business Startups Act of 2012, including Regulation Crowdfunding, and its interpretation and implementations remain to be tested. We are relying on a newly created financing program (equity crowdfunding). The application of the crowdfunding exemptions and its implementation and interpretation remains to be fully tested. As a result, potential investors will not have the benefit of relying on precedent in making their investment decision and will face some uncertainty about the validity of their investment. In the event the Securities and Exchange Commission determines that we incorrectly interpreted the crowdfunding exemption in this crowdfunded offering, we may be required to offer rescission rights for these securities and this crowdfunded offering and our financial condition may be in jeopardy.

Investors will not be entitled to any inspection rights or information other than those required by Regulation Crowdfunding. You will not have the right to inspect the books and records of the Company or receive financial or other information beyond what is required by Regulation Crowdfunding as convertible note holders are not considered shareholders. Other equity holders may have such rights. Regulation Crowdfunding requires only the provision of an annual report on Form C-AR and no additional information. This lack of information could put convertible note holders at a disadvantage compared to other security holders.

Investors in the Convertible Notes will have no voting rights, even upon conversion of the Securities into CF Shadow Series Securities. Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Series Securities. Upon such conversion, CF Shadow Series Security holders will have no voting rights and even in circumstances where a statutory right to vote is provided by state law, the CF Shadow Series Security holders are required to vote with the majority of the security holders in the new round of equity financing upon which the Securities were converted. Thus, Investors will never be able to freely vote upon any director or other matters of the Company. Only those willing to entrust all decisions to others should invest.

The Distillery's licenses are subject to revocation. The Distillery, and its products, are regulated and licensed at the federal and state levels. Revocation of federal licensing would force the Distillery to cease its current operations. Revocation of licensing by a state could force the Distillery to cease sales and marketing in that state. We are at risk because we do not have a diversified merchandise mix. The great majority of our assets will be committed to developing and marketing a single product in a single industry under a single brand – James FC Hyde® Sorgho Whiskey®. Accordingly, because we have few other assets or products that could spread the risk of investment, our profitability will depend on the success of our sales of products under our brand name. We may, at any time, elect to discontinue use of the Sorgho Whiskey® brand name or change our products, services, or concepts.

The Company's securities will not be transferable for a period of one year, other than in limited circumstances. The Company's securities are subject to restrictions on transfer. You will not be able to transfer the Company's securities for a period of one year from the date of purchase, subject to limited exceptions including transfers to the Company, to an accredited investor, to a member of your family or in connection with death or divorce or other similar circumstances, in the discretion of the Commission or in an offering registered with the Securities and Exchange Commission. Thus, you should be prepared to hold any securities you purchase in this offering subject to these restrictions.

Demand for our product may be adversely affected by many factors, including changes in consumer preferences and trends. Consumer preferences may shift due to a variety of factors including changes in demographic and social trends, public health initiatives, product innovations, changes in vacation or leisure activity patterns and a downturn in economic conditions, which may reduce consumers' willingness to purchase distilled spirits or cause a shift in consumer preferences toward beer, wine or non-alcoholic beverages. Our success depends in part on fulfilling available opportunities to meet consumer needs and anticipating changes in consumer preferences with successful new products, branding, and product innovations.

If retailers and consumers are not willing to accept our product and pricing, we will be unable to grow our business. Our business depends largely upon the acceptance of our product by potential distributors, retailers and consumers. If we are unable to successfully market our product to these groups, we will be unable to grow our business and may face bankruptcy. A significant or sustained decline in volume or selling price of rum, whiskey and bourbon brands would likely have a negative effect on our growth and our stock price. Should we not be successful in our efforts to maintain and increase the relevance and acceptance of our brand in the minds of today's and tomorrow's consumer, our business and operating results could suffer.

We have not prepared any audited financial statements of the Company. Regulation Crowdfunding does not require us to provide audited financials in this offering. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

The proceeds of the Offering may be insufficient. The Company believes that the maximum offering amount of $255,000 will be sufficient to fund the Company's operations and further development and investment in the sorghum supply chain and production cycle. However, if management's assumptions are incorrect, or if budgeted amounts are inadequate due to cost overruns, increased operating costs, or unexpected developments, the proceeds of the Offering may be insufficient for such purpose. In such event, we would likely require additional capital investment or debt financing to fund the above-referenced needs, and there can be no certainty that we would then be able to obtain funding on favorable terms or at all. If additional capital is needed and either unavailable or cost prohibitive, our operations and growth may be limited as we may need to change our business strategy to slow the rate of, or eliminate, our expansion or reduce or curtail our operations. Also, any additional financing we undertake could impose covenants upon us that restrict our operating flexibility, and, if we issue equity securities to raise capital our existing shareholders may experience dilution and the new securities may have rights, preferences and privileges senior to those of our common stock.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the shareholder's agreement and/or bylaws for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders may have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted. Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor®;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby. Further, we do not guarantee that the Convertible Note will be converted into equity securities in the future. The value of the convertible promissory notes will be determined by the Company's senior management in accordance with U.S. generally accepted accounting principles. For example, the notes may be valued based on principal plus anticipated interest payments over the course of the term of the note.

Company

Epec Holdings, Inc. (f/k/a Epec Biofuels Holdings, Inc.)

- Florida Corporation
- Organized October 2008
- 1 employees

1776 Pine Island Road, Suite 316
Plantation FL 33322

http://jamesfchyde.com

Business Description

Refer to the Epec - James F.C. Hyde Sorgho Whiskey profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Epec - James F.C. Hyde Sorgho Whiskey is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

Say Hello

Questions? Ideas? Love Letters?

Say something nice....

SUBMIT COMMENT


You're pretty neat.

You're the first one here!
Early people don't usually get a prize, so here's a love letter from us.

wefunder.com/epecholdingsinc/reports/2019 is managed by Wefunder Inc. *Wefunder Inc. runs wefunder.com and is the parent company of Wefunder Advisors LLC and Wefunder Portal LLC. Wefunder Advisors is an exempt reporting adviser that advises SPVs used in Reg D offerings. Wefunder Portal is a funding portal (CRD #283503) that operates sections of wefunder.com where some Regulation Crowdfunding offerings are made. Wefunder, Inc. operates sections of wefunder.com where some Regulation D and A offerings are made. Wefunder, Inc. is not regulated as either a broker-dealer or funding portal and is not a member of FINRA. By using wefunder.com, you accept our Terms & Privacy Policy. If investing, you accept our Investor Agreement. You may also view our Privacy Notice.*